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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


                                                      SEC FILE NUMBER: 000-10120

                                                       CUSIP NUMBER:____________

(Check One):            [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K

                        [X] Form 10-Q   [ ] Form N-SAR

                        For Period Ended:         June 30, 2000

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant FAFCO, INC.

Former Name if Applicable  N/A

Address of Principal Executive Office (Street and Number)  435 Otterson Drive

City, State and Zip Code:  Chico, CA  95928

PART II - RULES 12b-25 (b) AND (c)



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If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25 (b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - Narrative

         State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

FAFCO, Inc. (the "company") is in the process of relocating its headquarters and manufacturing facility to Chico, California. As a result of the disruption in day-to-day operations due to this transition, financial statements could not be prepared and reviewed prior to the deadline for filing the Company's Form 10-Q without undue expense and effort.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Nancy Garvin      (530)            332-2140
         (Name)            (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                           [ X ]  Yes              [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [   ]  Yes              [ X ]  No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    FAFCO, INC.
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 14, 2000              By:      /s/      NANCY GARVIN
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                                          Nancy Garvin, Vice President, Finance